CUSIP No. 066470105

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  )*

Banks.com., Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

066470105

(CUSIP Number)

RED OAK PARTNERS, LLC

Attn: David Sandberg

654 Broadway, Suite 5

New York, NY 10012

(212) 614-8952

 (Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

                                      February 17, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAME OF REPORTING PERSONS David Sandberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 3,346,837
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 3,346,837
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,346,837
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.82%[1]
14		TYPE OF REPORTING PERSON (See Instructions) IN

1 The aggregate percentage of the Company’s outstanding shares of Common Stock reported owned by each Reporting Person is based on the 26,113,651 shares of Common Stock outstanding as of October 31, 2009, as reported directly by the Company on its 10-Q for the quarter ended September 30, 2009.

1		NAME OF REPORTING PERSONS Red Oak Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 3,346,837
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 3,346,837
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,346,837
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.82%[1]
14		TYPE OF REPORTING PERSON (See Instructions) OO

1		NAME OF REPORTING PERSON The Red Oak Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 3,160,256
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 3,160,256
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,160,256
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.10%[1]
14		TYPE OF REPORTING PERSON (See Instructions) PN

1		NAME OF REPORTING PERSON Pinnacle Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 158,781
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 158,781
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 158,781
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.61%[1]
14		TYPE OF REPORTING PERSON (See Instructions) OO

1		NAME OF REPORTING PERSON Pinnacle Fund, LLLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 158,781
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 158,781
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 158,781
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.61%[1]
14		TYPE OF REPORTING PERSON (See Instructions) PN

1		NAME OF REPORTING PERSON Bear Market Opportunity Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 27,800
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 27,800
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.11%[1]
14		TYPE OF REPORTING PERSON (See Instructions) PN

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.001 per share (“Common Stock”), of Banks.com, Inc., a corporation duly organized under the laws of the state of Florida (the “Company”). The Company’s principal executive offices are located at 222 Kearny Street, Suite 550, San Francisco, CA 94108.

Item 2. Identity and Background.

(a)-(c) and (f) The names of the persons filing this Statement (the “Reporting Persons”) are:

The Red Oak Fund, LP, a Delaware limited partnership (“Red Oak Fund”);

Pinnacle Fund, LLLP, a Colorado limited liability limited partnership (“Pinnacle Fund”);

Bear Market Opportunity Fund, L.P., a Delaware limited partnership (“Bear Fund”);

Pinnacle Partners, LLC, a Colorado limited liability company (“Pinnacle Partners”);

Red Oak Partners, LLC, a New York limited liability company (“Red Oak Partners”); and

David Sandberg, a United States citizen.

This Statement is being filed by David Sandberg, the controlling member of Red Oak Partners. Red Oak Partners (i) manages Red Oak Fund and Bear Fund and (ii) is general partner of Pinnacle Partners, which manages Pinnacle Fund (each of Pinnacle Fund, Red Oak Fund and Bear Fund, a "Fund" and, collectively, the "Funds").  The Funds are private investment vehicles formed for the purpose of investing and trading in a wide variety of securities and financial instruments. The Funds directly own the shares as reported in this Statement.  Each of the filers hereto disclaims beneficial ownership with respect to any shares other than shares owned directly by such filer.

The principal office or business address of Red Oak Fund, Red Oak Partners and David Sandberg is 654 Broadway, Suite 5, New York, NY 10012.  The principal office or business address of Pinnacle Partners and Pinnacle Fund is 32065 Castle Court, Suite 100, Evergreen, CO 80439.  The principal office or business address of Bear Fund is 112 E. Pecan Street, Suite 806, San Antonio TX 78205.

(d)-(e)

During the last five years, none of the Reporting Persons have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The source of cash funds for the purchased securities was the working capital of the Funds, and the amount of funds totaled $ 907,912.36.

Item 4.  Purpose of Transaction.

The Reporting Persons purchased the Common Stock subject to this Statement for investment purposes.  The Reporting Persons will review their investments in the Common Stock from time to time, and, subject to applicable law and regulation and depending upon certain factors, including, without limitation, the financial performance of the Company, the availability and price of the Common Stock or other securities related to the Company, and other general market and investment conditions, the Reporting Persons may determine to:

•

acquire additional Common Stock through open market purchases or otherwise;

•

sell Common Stock through the open market or otherwise; or

•

otherwise engage or participate in a transaction with the purpose or effect of changing or influencing the control of the Company.

Such transactions may take place at any time and without prior notice.  There can be no assurance, however, that any Reporting Person will take any such actions.

Item 5.  Interest in Securities of the Issuer.

(a)

The aggregate percentage of the Company’s outstanding shares of Common Stock reported owned by each Reporting Person is based on the 26,113,651 shares of Common Stock outstanding as of October 31, 2009, as reported directly by the Company on its 10-Q for the quarter ended September 30, 2009. Each Reporting Person disclaims beneficial ownership with respect to any shares of Common Stock other than the shares owned directly and of record by such Reporting Person.

Red Oak Partners beneficially owns 3,346,837 shares of Common Stock, representing 12.82% of all the outstanding shares of Common Stock.  The Funds are each controlled by Red Oak Partners.  Therefore, Red Oak Partners may be deemed to beneficially own (i) the 3,160,256 shares of Common Stock held by Red Oak Fund, (ii) the 158,781 shares of Common Stock held by Pinnacle Fund, and (iii) the 27,800 shares of Common Stock held by Bear Fund.

Mr. Sandberg beneficially owns 3,346,837 shares of Common Stock, representing 12.82% of all the outstanding shares of Common Stock.  Mr. Sandberg, as the managing member of Red Oak Partners may be deemed to beneficially own the 3,346,837 shares of Common Stock beneficially owned by Red Oak Partners through the Funds.

Red Oak Fund may be deemed to beneficially own 3,160,256 shares of Common Stock, representing 12.10% of all the outstanding shares of Common Stock.  Pinnacle Fund may be deemed to beneficially own 158,781 shares of Common Stock, representing 0.61% of all the outstanding shares of Common Stock.  Bear Fund may be deemed to beneficially own 27,800 shares of Common Stock, representing 0.11% of all the outstanding shares of Common Stock.

(b)

Each of Red Oak Partners and Mr. Sandberg may be deemed to have shared voting and dispositive power with respect to (i) the 3,160,256 shares of Common Stock held by Red Oak Fund, (ii) the 158,781 shares of Common Stock held by Pinnacle Fund, and (iii) the 27,800 shares of Common Stock held by Bear Fund.  No Fund shares with any other Fund voting or dispositive power with respect to the shares such Fund beneficially owns.

(c)

Transactions by the Reporting Persons effected in Common Stock that have taken place in the last sixty days are attached as Exhibit A.

(d)

Not applicable.

(e)

Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The relationships between Mr. Sandberg, Red Oak Partners, Pinnacle Partners and the Funds are described above under Item 2 above.

Item 7.  Material to be Filed as Exhibits.

Exhibit A:  Transactions in the past sixty days with respect to the Company’s Common Stock

SIGNATURE

After reasonable inquiry and to best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 26, 2010

By:	/s/ David Sandberg
Name: David Sandberg

RED OAK PARTNERS, LLC
By:	/s/ David Sandberg
Name: David Sandberg
Title: Managing Member

THE RED OAK FUND, L.P.
By: RED OAK PARTNERS, LLC, its general partner

By:	/s/ David Sandberg
Name:	David Sandberg
Title:	Managing Member

PINNACLE FUND, LLLP
By: RED OAK PARTNERS, LLC, its general partner

By:	/s/ David Sandberg
Name:	David Sandberg
Title:	Managing Member

BEAR MARKET OPPORTUNITY FUND, L.P.
By: RED OAK PARTNERS, LLC, its general partner

By:	/s/ David Sandberg
Name:	David Sandberg
Title:	Managing Member

Footnotes

1 Based on 26,113,651 shares of common stock of Banks.com, Inc. outstanding at October 31, 2009, as reported in Banks.com, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 filed with the Securities and Exchange Commission on November, 2009.